Mail Stop 6010
Via Facsimile and U.S. Mail


July 22, 2005

Mr. Roy T. K. Thung
President and Chief Executive Officer
American Independence Corp.
485 Madison Avenue
New York, New York 10022

      Re:      American Independence Corp.
       Form 10-K for Fiscal Year Ended December 31, 2004
	            File No. 001-05270

Dear Mr. Thung:

      We have limited our review of your filing to those issues addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis
Critical Accounting Policies, page 14

1. Disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions are consistent with the objective of Management`s Discussion and Analysis. Your disclosure regarding losses and loss expenses does not appear to include an adequate explanation of the judgments and uncertainties surrounding these estimates and the potential impact of the related variability on your financial statements. We believe that investors would find such disclosure to be particularly beneficial in view of your significant revenue growth in 2004 and the revision in your estimate of reserves recorded in prior years. Please provide us information, in disclosure-type format, about the uncertainties in applying these accounting policies, the historical accuracy of your critical accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future in order to evaluate your disclosure.

2. Please tell us why you have excluded reinsurance from your critical accounting policies.

Liquidity and Capital Resources, page 21

3. Disclosure of the more-likely-than-not impact of known trends, demands, commitments and uncertainties on your liquidity and capital resources is consistent with the objectives of Management`s Discussion and Analysis. We note that you do not discuss the expected sources of cash to fund expected benefit payments of $22.2 million in
2005 or the impact of unexpected variations in the timing of claim payments associated with your insurance reserves and the maturity of your investments on future liquidity and results of operations. Please provide this information to us, in disclosure-type forma in order to evaluate your disclosure. Include a more specific description of the restrictions on cash held by your MGUs.

Outlook, page 24

4. An objective of MD&A is to provide information about the quality and potential variability of a Company`s earnings and cash flow to facilitate investors` determination of the likelihood that past performance is indicative of future performance. This disclosure should include a discussion of known trends and uncertainties. In particular, it appears that you did not provide sufficient explanation of the increase in business written by IHC, which appeared to account for most of the $22.4 million premium growth in
2004. So that investors can fully evaluate the quality and potential variability of your earnings and cash flow and the likelihood that your past performance is indicative of future performance, please explain to us and quantify the key factors underlying IHC`s expected revenue growth, in disclosure-type format, any expected changes in your reinsurance arrangements with IHC and the resulting impact on your operating results.

Consolidated Financial Statements

General

5. Rule 4-08 (k) of Regulation S-X requires all amounts arising from related party transactions, such as your reinsurance agreements with
IHC, be presented in separate captions on the face of your financial statements. Please provide us this information in disclosure-type format in order to evaluate your disclosure.

Note 2. Summary of Significant Accounting Policies

Reinsurance, page 44

6. Disclosure of the methods and assumptions used to recognize costs and expenses associated with reinsurance transactions, including your reinsurance arrangements with IHC, is consistent with the objectives of SFAS 113. Please provide us this information in disclosure-type information in order to evaluate your accounting and disclosure.

Note 18. Reinsurance, page 62
7. It appears that you do not provide an adequate description of the nature of your reinsurance arrangements as required by Rule 7-03(a)
(13)(c) of Regulation S-X. Please provide us this information in disclosure-type format in order to evaluate your disclosure. Include in your response a discussion of changes in the principal terms of your reinsurance agreements and a quantification of the related financial statement impact for each period presented. In your response, include an explanation of regulatory or other restrictions on the ability of IHC to fund its obligations under reinsurance agreements with you.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:



* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Frank Wyman, Staff Accountant, at 202-551-
3660
or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
						Senior Assistant Chief Accountant
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Mr. Roy T. K. Thung
American Independence Corp.
July 22, 2005
Page 4